Filed by James Hardie Industries plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: The AZEK Company Inc.

Commission file number: 001-39322

The following infographic was made available by James Hardie Industries plc to employees and certain external parties on March 24, 2025 Australian Eastern Daylight Time / March 23, 2025 U.S. Eastern Time.

JAMES HARDIE & AZEK TO COMBINE Creating Building Products a Leading Growth Platform Leading Siding Brand with Significant Material Conversion Opportunity in Siding and Trim Leading Brands with a Focus on Material Conversion in Exteriors, Decking, Railings and Accessories Delivers Compelling Strategic and Financial Benefits Creates a leading exterior and outdoor living growth platform: two high-growth companies with complementary product offerings and shared cultures focused on providing winning solutions to customers Accelerates material conversion-led growth: well-positioned to capture large material conversion opportunity by offering compelling proposition across the customer value chain Provides customers a comprehensive solution of sustainable exterior and outdoor living brands: full-wrap and complementary solution for the exterior of the home, offering beautiful, resilient, fire, pest and weather resistant products Delivers best-in-class financial profile: accelerated growth rate, peer-leading profitability and robust cash generation Unlocks significant value through cost and commercial synergies: through at least $125M of cost synergies and $500M of commercial synergies, James Hardie expects to achieve at least $350M of additional annual adjusted EBITDA once fully realized ATTRACTIVE FINANCIAL PROFILE $5.9B1 Net Sales $1.8B+1 Adjusted EBITDA 31%1 Adjusted EBITDA margin with potential for further expansion $350M+ Additional annual adjusted EBITDA from cost & commercial synergies $1B+ Freecashflowgeneration2 Accretive to cash EPS5 In first full fiscal year after closing of the transaction TRANSACTION DETAILS Total transaction value of $8.75B3 AZEK shareholders will receive $26.45 in cash and 1.0340 ordinary shares of James Hardie to be listed on the NYSE for each share of AZEK common stock they own 26% premium to AZEK’s 30-day VWAP and 21% premium to AZEK’s 60-day VWAP4 ROADMAP TO COMPLETION • Expected closing in the second half of calendar year 2025 • Subject to customary closing conditions, regulatory approvals and AZEK shareholder approval OWNERSHIP UPON COMPLETION ~74% ~26% GOVERNANCE & LEADERSHIP Aaron Erter James Hardie CEO Combined Company Chief Executive Officer 3 AZEK Board Members to be added to James Hardie’s Board of Directors Rachel Wilson James Hardie CFO Combined Company Chief Financial Officer Aaron Erter CEO JAMES HARDIE The combination with AZEK brings together two companies with world-class talent, accelerates our growth strategy, delivers enhanced and differentiated solutions to our customers and drives shareholder value. The consumer journeys for siding and decking often overlap, and both companies have excelled at demand creation for the homeowner and innovative products and solutions for the contractor. I look forward to welcoming the talented AZEK team to the James Hardie family and together extending our track record of success.”

1.	On a combined company basis, in the 12-month period ended 12/31/24. Including total expected run-rate benefit of synergies

2.	Free cash flow = net cash provided by operating activities less capital expenditures less cost to achieve synergies net of taxes

3.	Including AZEK’s net debt of approximately $386 million as of December 31, 2024

4.	Volume-weighted average price (VWAP) over the 30 trading days prior to March 21, 2025 and VWAP over the 60 trading days prior to March 21, 2025

5.

Cash earnings per share represents net income excluding non-cash charges for amortization of intangibles, financing fees, stock-based compensation, and associated taxes, divided by the fully diluted number of shares outstanding

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (“JHX”), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward looking statements.

Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward looking statements in this communication speak only as of the date of this communication and are statements of then current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It

In connection with the proposed transaction between JHX and AZEK, JHX will file with the SEC a registration statement on Form F-4, which will include a proxy statement of AZEK that also serves as a prospectus of JHX (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication.

Participants in the Solicitation

JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 20, 2024; in Exhibit 99.7 to JHX’s report on Form 6 K furnished to the SEC on May 21, 2024; in Exhibits 99.6 through 99.13 to JHX’s report on Form 6 K furnished to the SEC on June 21, 2024; in Exhibit 99.2 to JHX’s report on Form 6 K furnished to the SEC on July 12, 2024; in Exhibit 99.6 to JHX’s report on Form 6 K furnished to the SEC on August 13, 2024; in Exhibit 99.11 to JHX’s report on Form 6 K furnished to the SEC on August 23, 2024; in Exhibits 99.5 through 99.13 to JHX’s report on Form 6 K furnished to the SEC on September 20, 2024; in Exhibits 99.4 through 99.12 to JHX’s report on Form 6 K furnished to the SEC on December 20, 2024; and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8 K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.